

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Mr. Mark Simon
Chief Executive Officer
New York Tutor Company
845 3rd Avenue, 6th Floor
New York City, NY 10022

  Re: **New York Tutor Company**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 14, 2011
     File No. 333-176119

Dear Mr. Simon:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We considered your response to comment 2 from our letter dated August 24, 2011, but maintain that the company is a shell company. In this regard, we note that assets of the company consist solely of cash. We further note that no operations have commenced to date, that you have not completed your business plan and that you expect to market and provide services only after effectiveness of the registration statement and only to the extent that you are able to fund those efforts. Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

Description of Business, page 18

Plan of Operations and Growth, page 22

2. It remains unclear when you anticipate completing the development of the tutor training program. On page 22 you indicate that no tutors will be hired until completion of the program. Further you state that you plan to develop the program "once [you] have begun to generate revenues, which [you] anticipate being around 12-18 months after [you] obtain a notice of effectiveness from this Offering." These assertions contradict disclosures on page 23 indicating that you anticipate obtaining paying clients three to four months after effectiveness and expect to hire additional tutors six to twelve months after effectiveness. Revise to correct.

Significant Milestones, page 23

3. In response to comment 13 from our letter dated August 24, 2011 you revised the "Significant Milestones" table on page 23. We note, however, that some of the information provided conflicts with disclosure elsewhere including under "Use Of Proceeds" on page 13. For example, the "Significant Milestones" table indicates that you plan to spend up to $20,000 to retain a public relations firm if 50% of the shares offered are sold, whereas disclosure under "Use Of Proceeds" allocates no funds in that event. As another example, the "Significant Milestones" table designates $7,000 to $9,000 for completing your website and initial marketing if 100% of the shares offered are sold, whereas disclosure under "Use Of Proceeds" suggests that $10,000 will be allocated to website development alone. Finally, the marketing expenses accounted for within the "Significant Milestones" table and on page 24 under "Printed Marketing Materials" appear minimal as compared to the $18,000 print materials figure provided under "Use Of Proceeds." Revise throughout the registration statement to consistently present anticipated financial needs and the allocation of proceeds from this offering.

Executive Compensation, page 28

4. Please supplement the information added in response to comment 19 from our letter dated August 24, 2011 to disclose the term of Mr. Simon's Management Agreement. Review of the agreement (Exhibit 10.2) indicates that it remains effective "until such time as Mr. Simon or one or more of his affiliates collectively control, in the aggregate, less than 10% of the equity interests of the Company, or such earlier time as the Company and Mr. Simon may mutually agree."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

            Sincerely,

            /s/ Larry Spirgel

            Larry Spirgel
            Assistant Director

cc: <u>Via E-mail to</u>
   Alexandra Falowski
   Carrillo Huettel, LLP